ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

May 16, 2006

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.

  Form 10-K for Fiscal Year Ended December 31, 2005

  File No.: 001-15989

Dear Mr. Rosenberg:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”), I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated May 2, 2006.

For the convenience of the staff, I have transcribed the comments being addressed with Endo’s responses following thereafter.

Form 10-K for December 31, 2005

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates, page 49

1.	Your discussion of critical accounting policies does not explain how the estimates have affected your results of operations. Provide to us disclosure that quantifies how accurate your estimates and assumptions have been in the past. Refer to Release No. 33-8350.

As a result of our interpretation of Release No. 33-8350, as part of our critical accounting policies and estimates, we provided a rollforward of the largest components of our most significant critical accounting policy and estimate, namely, sales deductions, in order to quantify the impact of sales deductions on our results of operations. We considered the addition of another column within the rollforward to capture the current provision related to sales made in prior periods; however, those amounts were not material and therefore, we did not separately disclose such information. During the years ended December 31, 2005 and 2004, adjustments, for prior periods over accruals, totaling $11.8 million and $5.6 million, respectively, were recorded that related to prior periods’ sales deduction accruals. These amounts represented 1.4% and 0.9% of net sales in 2005 and 2004, respectively and as a result, were not considered material enough to warrant separate disclosure. We will add the following disclosure to our future critical accounting policy disclosure for sales deductions, when appropriate:

Adjustments for prior periods’ sales deduction accruals have not been material.

Results of Operations, page 52

2.	Days sales in accounts receivable increased to 112 days at December 31, 2005 from 82 days at December 31, 2004. You state that the reason for the increase is due to the timing and volume of net sales during the year ended December 31, 2005. This explanation is not adequate in explaining the increase in accounts receivable. Further explain to us, in disclosure-type format, the reason for the increase and why revenue has been recognized in the proper periods.

Accounts receivable at December 31, 2005 increased to $290.8 million versus $139.0 million at December 31, 2004. Our sales are reported net of deductions for items such as chargebacks, returns and rebates. Our accounts receivable are reported on a gross basis prior to these sales deductions with a corresponding liability on the balance sheet for these sales deductions. Our gross sales were

$1.451 billion and $1.007 billion for the years ended December 31, 2005 and 2004, respectively. Due primarily to an increase in sales of our generic oxycodone extended-release tablets which we began selling in June of 2005 and Lidoderm® which continues to grow in terms of prescription volume, our gross sales for the two months ended December 31, 2005 were $345.7 million compared with gross sales of $178.0 million for the two months ended December 31, 2004. This significant increase in gross sales in these time periods resulted in the relative dollar increase in our accounts receivable balance as of December 31, 2005 when compared to December 31, 2004. Since the annual calculation of days sales in accounts receivable assumes even sales throughout the year, and our quarterly and annual results have fluctuated primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products and the impact of competitive products and pricing, we believe that an annual calculation may not be as meaningful. Therefore, we utilize a different methodology to analyze and assess the turnover and collectibility of our trade accounts receivable balances. Our methodology incorporates the timing of the sales on a more current basis and thus provides, we believe, a more meaningful depiction of the days sales in accounts receivable.

The calculation of days sales in accounts receivable for both time periods, utilizing our methodology, is as follows:

	2005	2004
Trade accounts receivable	$281 million	$138 million
Less: Gross sales (December)	$176 million	$89 million

Trade accounts receivable related to November’s gross sales	$105 million	$49 million

Divided by: Gross sales (November)	$169 million	$89 million
Percentage of November in accounts receivable	62%	55%
Days in November (% above multiplied by 30)	19	17
Days in December	31	31

Days sales in accounts receivable	50	48

Our methodology assumes that the earliest accounts receivable are always paid first which of course is not always the case across customers (e.g., assumes October invoices are always paid prior to November invoices). However, as stated above, we believe this is a more meaningful way to analyze the days sales outstanding in our business. The fluctuation in days sales in accounts receivable as of December 31, 2005 and 2004 is fairly similar to the month-to-month fluctuations we experience in our business. As disclosed in Note 2 to the consolidated financial statements, we recognize revenue for product sales when title and risk of loss have passed to the customer, which is typically upon delivery to the customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, certain royalties and returns and losses are reasonably determinable, and when collectibility is reasonably assured. We believe all of these criteria have been met, and therefore, revenue has been recognized in the appropriate period.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. License and Collaboration Agreements, page F-14

3.	Please provide us with additional information regarding your capitalization of the up-front license fees of $25 million, $7.5 million and $10.0 million paid pursuant to your agreements with SkyePharma, Inc., EpiCept Corp. and Orexo AB in December 2002, December 2003 and August 2004, respectively. That is, clarify how your decision to capitalize each of these up-front payments correlates to paragraph 11 c. of SFAS No. 2 and specify the stage of development for the related product or products at the time you paid the up-front license fee under each agreement. Further, explain why you believe it is appropriate to capitalize the initial payment, but expense subsequent payments as research and development expense. We note that the payment to Orexo AB was for the right to develop and market the product. Fully explain why the payment should not be expensed as research and development if that payment was for, in part, the right to develop. Contrast the accounting for Orexo AB with the accounting for the ProEthic agreement, pursuant to which the entire upfront payment was expensed. Relate the $20 million expensed as research and development in 2005, as discussed in Note 7.

We refer you to the excerpt below from our response, dated May 30, 2003, to your letter, dated May 16, 2003, as it related to the $25 million upfront payment to SkyePharma:

Note 4. License and Collaboration Agreements

SkyePharma, page F-14

6.	It appears that you capitalized the $25 million upfront payment paid to SkyePharma. Please disclose, and explain to us, your basis for capitalizing the upfront payment. Clarify how you determined that the upfront payment represents the fair value of the development products licensed to Endo. We note in the Development and Marketing Strategic Alliance Agreement that the payment is consideration for past work in respect to DepoMorphine.

On December 31, 2002, we entered into a Development and Marketing Strategic Alliance Agreement with SkyePharma, Inc. (the “Alliance Agreement”). The Alliance Agreement provides Endo with the exclusive license to market and distribute DepoMorphine(TM) and Propofol IDD-D(TM) (collectively, the “Products”) in the U.S. and Canada.

Under the terms of the Development Program established pursuant to the Alliance Agreement, except in limited circumstances where the parties mutually agree otherwise, SkyePharma is responsible for the development of the Products, including formulation development, pre-registration clinical trials, toxicology studies and any post-registration studies required to be conducted by regulatory authorities. In addition, SkyePharma is responsible for funding the Development Program.

Under the terms of the Commercialization Program established pursuant to the Alliance Agreement, SkyePharma is only responsible (except to cure a failure by Endo) for the manufacture of the Products and the funding of the manufacture of the Products. Under the terms of the Commercialization Program established pursuant to the Alliance Agreement, Endo is responsible for the marketing, advertising, promotion, launch (including pre-launch marketing) and sales activities relating to the Products and for the funding of all such activities.

Paragraph 9 of SFAS No. 142, Goodwill and Other Intangible Assets, states, in part:

An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.

Paragraph 11 of SFAS No. 142 states, in part:

The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

We believe that this contract-based intangible which represents the exclusive license to the U.S. and Canadian marketing and distribution rights for DepoMorphineTM and Propofol IDD-DTM constitutes an intangible asset as contemplated by SFAS No. 142. We believe that DepoMorphineTM and Propofol IDD-DTM will provide significant cash flows to us in the future. In determining the useful life of this intangible asset, we considered various factors impacting estimated useful lives and cash flows of the acquired rights including the expected launch dates of the Products, the strength of the intellectual property protection of the Products and various other competitive, developmental and regulatory issues. In addition, we considered the contractual provisions of the Alliance Agreement which provide Endo these exclusive license rights on a product-by-product, country-by-country basis until the later of (i) the expiration of the patents covering the products or (ii) the 15th anniversary of the first commercial sale of such products. Based on these factors we estimated the useful life of the license rights to be 17 years.

In exchange for the exclusive license for the marketing and distribution rights of the Products, we made an upfront payment of $25.0 million.

Paragraph 9 of SFAS No. 142, Goodwill and Other Intangible Assets, refers the reader to paragraphs 5-7 of SFAS No. 141, Business Combinations. Paragraph 6 of SFAS No. 141 states, in part:

Exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash...measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

We believe that the cash paid by Endo for the exclusive marketing and distribution rights of the Products is the more clearly evident measure of fair value. In addition, we believe that the upfront payment represents the fair value of the development Products licensed to us under the Alliance Agreement considering the fact that the upfront payment was the result of a lengthy arms’ length negotiation between the parties as well as the fact that we believe that SkyePharma had undertaken a lengthy selection/auction process prior to choosing Endo as its ultimate partner. Although we acknowledge SkyePharma’s past work with respect to its DepoMorphineTM product may have been a consideration in SkyePharma’s determination of the fairness of the upfront payment, we acquired marketing and distribution rights for both DepoMorphineTM and Propofol IDD-DTM and expect all of these rights to provide cash flows to us in the future.

We assess these license rights for impairment periodically. The impairment testing involves comparing the carrying amount of the asset to the undiscounted future cash flows of the products. In the event that the carrying value of the asset exceeds the undiscounted future cash flows of the products and the carrying value is not considered recoverable, an impairment would exist. An impairment loss is measured as the excess of the asset’s carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs.

The Alliance Agreement contemplates further payments and royalties from Endo to SkyePharma based upon defined milestones and thresholds. We expect these payments to be current period expenses.

We will expand our disclosure in future filings with our basis for capitalizing the upfront payment.

With respect to our upfront payment to EpiCept in December 2003, pursuant to the factors and accounting guidance noted in our 2003 response related to SkyePharma enumerated above, we capitalized the upfront payment as an intangible asset representing the fair value of the exclusive, worldwide rights to certain patents and the exclusive, worldwide commercialization rights to EpiCept’s LidoPAIN® BP product. EpiCept remains, at its sole cost and expense, responsible for continuing and completing the development for the LidoPAIN® BP product. We do not believe that the upfront payments to SkyePharma and EpiCept fall under the provisions of paragraph 11c. of FASB Statement No. 2, “Accounting for Research and Development Costs”, as the payments were not related to an asset to be used in research and development activities.

As part of the license agreement with Orexo, in addition to the right to market the product, we acquired the right to develop Orexo’s proprietary sublingual, muco-adhesive technology combined with fentanyl, sufentanil, alfentanil and/or remifentanil as active ingredients, including all dosage strengths, line improvements and line extensions thereof. The acquisition of this development right is governed by the accounting provisions of Paragraph 11c. of SFAS No. 2, which addresses the accounting for intangibles purchased from others and states:

The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.

As such, we determined that the cost of the right to develop these products and the cost of the right to market these products were inextricably linked and therefore should be expensed as research and development in our financial statements, absent any alternate future uses. Since we acquired both marketing and development rights for products that did not have regulatory approval, we evaluated, at the time of acquisition of these rights, whether the products had any currently identifiable alternative future uses. We determined that Orexo’s patented technology had alternative uses in addition to its use with the active ingredient fentanyl. We anticipated that alternate future uses of Orexo’s technology could include developing products containing the active ingredient sufentanil (which is the active ingredient in our early-developmental chronic pain pipeline product CHRONOGESICTM licensed to us from Durect in 2002 and is also the active ingredient in our recently acquired chronic pain pipeline product that is a patch also licensed to us from Durect and discussed below). In addition, the development of Orexo’s proprietary sublingual, muco-adhesive technology may also help us in the development of line extensions of some of our other pipeline products such as frovatriptan, oxymorphone and other opioid-based products. Therefore, since the Orexo intangible asset has alternate future uses, we accounted for the acquisition of this intangible asset in accordance with the relevant provisions of SFAS No. 142, as enumerated in the SkyePharma discussion above. During the year ended December 31, 2005, we expensed $7.3 million related to the Orexo agreement in 2005 as a result of the achievement of certain research and development milestones. These milestones relate to the culmination of current period research and development activities for a product that is now in Phase III clinical trials and thus have been considered period expenses.

In March 2005, we acquired the development and marketing rights to a developmental product from ProEthic Pharmaceuticals Inc. for an upfront payment of $10 million, and we expensed this amount as research and development. It was determined that the cost of the right to develop the product and the cost of the right to market the product were inextricably linked and therefore should be expensed as research and development in the financial statements. Since we acquired a specific product from ProEthic and not a technology, we do not believe that the ProEthic product has an alternate future use, which is the differentiating factor from the Orexo agreement discussed above. Also in March 2005, we acquired the development and commercial rights to a development product (the sufentanil patch product discussed above) from DURECT Corporation for $10 million, which we also expensed as research and development in 2005. The total of $20 million from these two agreements is the $20 million research and development expense referred to in Note 7 and in your question.

As disclosed within our license and collaboration agreements policy footnote in Note 2 to our consolidated financial statements, in connection with the licensing or acquisition of third parties’ products and technology, we are generally required to make up-front payments, milestone payments contingent upon the achievement of certain pre-determined criteria, royalty payments based on specified sales levels of the underlying products and/or certain other payments. Up-front payments are either expensed immediately as research and development or capitalized. The determination to capitalize amounts related to licenses is based on management’s judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. Milestone payments made prior to regulatory approval are generally expensed as incurred, since in most cases the payment relates to the completion of research and development activities, and milestone payments for products that have regulatory approval are generally capitalized as an intangible asset. We believe that this policy complies with the provisions of SFAS No. 2 and SFAS No. 142.

4.	Please provide us with additional information regarding the events that triggered the $5 million receivable due to you from SkyePharma, Inc. in 2005. Please also identify where you offset the $5 million reduction to the license intangible asset and cite the authoritative literature that supports your treatment.

Pursuant to our Development and Marketing Strategic Alliance Agreement with SkyePharma, SkyePharma was required to pay us (i) $2.5 million, in respect of the first calendar year, on the 30th day following first commercial sale of the first product, DepoDur® (formerly referred to as DepoMorphine™) launched by us under the agreement; which was required to be paid only if, as of the time such payment was due, we were in substantial compliance with the annual commercialization plan applicable to DepoDur®, which, if this was not the case, such payment obligation was suspended (but not eliminated) until such non-compliance was corrected by us and (ii) an additional $2.5 million, in respect of the second calendar year, on the tenth day of the calendar year immediately following the first commercial sale of DepoDur®; which additional $2.5 million was required to be paid only if, as of the time such payment was due, we were in substantial compliance with the annual commercialization plan applicable to DepoDur®, which, if this was not the case, such payment obligation was suspended (but not eliminated) until such non-compliance was corrected by us.

Due to the first commercial sale of DepoDur® in December 2004 and our compliance with the annual commercialization plan, these two $2.5 million payments became due and payable to us by SkyePharma in January 2005 at which time we recorded a $5 million receivable from SkyePharma with an offsetting credit to reduce the cost of the license, which is included in intangible assets. We recorded the credit as a reduction to the cost of the license due to the substance of the transaction which would indicate that, since these payments were negotiated in conjunction with the upfront license fee, recording as deferred revenue does not seem appropriate. We did not record this $5 million receivable at the time of the original license since it was still contingent at that point in time as the product was not then FDA approved. Paragraph 27 of SFAS No. 141 states that “contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable.”

Even though the form of the agreement would seem to link the $5 million payment to the 2005 calendar year and thus perhaps be recorded as income (or as a reduction to marketing expense) in 2005, the substance of the transaction would indicate that these payments were negotiated as part of the original acquisition of the license rights and thus should be amortized, with the effect of reducing amortization expense over the estimated remaining useful life of the SkyePharma license, which is 15 years as of January 1, 2005. We believe that the recognition of the $5 million in income (or as a reduction in marketing expense) would not be appropriate given our continuing obligations under the agreement, which includes the marketing of the product and the development of the annual commercialization plan. We believe that the recognition of the $5 million over the remaining 15-year term of the agreement, as reduced amortization expense, is a more appropriate treatment of the transaction and provides a better representation of the substance of the agreement.

7. Goodwill and Other Intangibles, page F-18

5.	Please provide us with additional information, in a disclosure-type format, regarding the $11.5 million decrease in your gross license intangible asset from December 31, 2004 to December 31, 2005. Specifically, please discuss the $5.5 million impairment that you recorded at December 31, 2005 related to your license agreement with Noven Pharmaceuticals, Inc. (“Noven”) and address any additional impairment(s) that contributed to the overall $11.5 million decrease. Explain why it was appropriate to capitalize the payment to Noven prior to FDA approval of the product.

The following table reflects the changes in gross carrying amounts of licenses during the year ended December 31, 2005 (in thousands):

Balance at December 31, 2004	$123,600
Noven write-off (Note 4)	(6,500)
SkyePharma receivable (Note 4)	(5,000)

Balance at December 31, 2005	$112,100

We received the payment of $5 million from SkyePharma in January 2006 as disclosed in Note 4 to the financial statements.

We capitalized the up-front payment to Noven Pharmaceuticals Inc. of $6.5 million representing the fair value of the exclusive license of the distribution and marketing rights to Noven’s developmental transdermal fentanyl patch product pursuant to the same accounting principles applied in the capitalization of the SkyePharma and EpiCept rights noted in Question 3. above. The developmental work related to this product remained the responsibility of Noven. We made a total upfront payment of $8.0 million, $1.5 million of which we expensed as research and development costs and $6.5 million of which we capitalized as an intangible asset representing the fair value of the exclusive license of these distribution and marketing rights. We were amortizing this intangible asset over its useful life of 11 years. The $1.5 million was clearly identified in the agreement for use in the development of other unrelated product candidates, which is why we expensed this portion of the payment. On September 27, 2005, the U.S. Food & Drug Administration informed our partner, Noven, that it would not approve Noven’s Abbreviated New Drug Application for its developmental transdermal fentanyl patch based on the FDA’s assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic®. As a result, we recorded an impairment charge of approximately $5.5 million, which represented the unamortized portion of the upfront license fee that we paid Noven in February 2004, during the year ended December 31, 2005. On March 2, 2006, we amended our license agreement with Noven, effective as of December 31, 2005, to terminate the provisions of the agreement applicable to the generic fentanyl patch product.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (610) 558-9800 (ext. 4112).

Very truly yours,

/s/ Jeffrey R. Black
Jeffrey R. Black
Executive Vice President,
Chief Financial Officer

cc:	Caroline B. Manogue, Executive Vice President, Chief Legal Officer